UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Golden Ocean Group Ltd. (the "Company"), dated February 18, 2016, announcing the Company's preliminary financial results for the quarter and year ended December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Birgitte Ringstad Vartdal
Date: February 19, 2015	Name: Birgitte Ringstad Vartdal
Title: Chief Financial Officer

EXHIBIT 1

Preliminary year end financial information
Golden Ocean Group Limited

Fourth quarter 2015
February 18, 2016

Highlights

•	The Company reports a net loss of $69.3 million and a loss per share of $0.40 for the fourth quarter of 2015.
•	The Company reports a net loss of $220.8 million and a loss per share of $1.46 for the year ended December 31, 2015.
•	Excluding one-off items, the adjusted losses in the fourth and third quarters are $27.6 million and $25.5, respectively.
•	The Company completed the sale of two converted Capesize newbuilding contracts to Frontline Ltd on December 31, 2015.
•	In November 2015, the Company took delivery of, and simultaneously sold, the KSL Baltic, and chartered the vessel in for a period of twelve months.
•	In December 2015, the lenders of the $425.0 million term loan facility agreed to certain amendments to the loan, as increasing the loan to value test, reducing the profile and adjusting the margin on the loan.
•	In January 2016, the Company took delivery of Golden Barnet, Golden Bexley, Golden Scape and Golden Swift, two Capesize and two Newcastlemax dry bulk newbuildings.
•	In January 2016, the Company entered into a Capesize revenue sharing agreement with three other owners of Capesize vessels.
•	In February 2016, the Company took delivery of, and simultaneously sold, the KSL Caribbean, and chartered the vessel in for a period of twelve months.
•	In February 2016, the Company agreed amendments to its bank facilities, whereby there are no repayments for the next two and a half year and various covenants are amended or waived, subject to the Company raising $200 million in equity.

Preliminary Fourth Quarter 2015 and Full Year Results

The Company reports a net loss of $69.3 million and a loss per share of $0.40 for the fourth quarter compared with a loss of $40.7 million and a loss per share of $0.24 for the preceding quarter. The net loss in the fourth quarter includes (i) a loss on sale of newbuildings and amortization of deferred gain of $8.5 million (which includes a loss of $8.9 million on the sale of two converted Capesize newbuilding contracts to Frontline Ltd.), (ii) an impairment loss on securities of $23.3 million, (iii) a loss provision of $4.7 million against uncollectible receivables, (iv) an impairment loss of $4.5 million relating to the Golden Lyderhorn, a vessel held under capital lease, (v) an impairment loss of $4.6 million relating to the Company's investment in Golden Opus Inc., and (vi) a mark-to-market gain on derivatives of $3.9 million. The net loss in the third quarter includes (i) a loss of $2.3 million on the sale of the Capesize newbuilding, KSL Atlantic, (ii) a vessel impairment loss of $7.1 million, and (iii) a mark-to-market loss on derivatives of $5.8 million. If these items are excluded, the adjusted losses in the fourth and third quarters are $27.6 million and $25.5, respectively.

Vessel earnings fell in the fourth quarter compared to the preceding quarter and time charter equivalent (or TCE) revenues decreased by $7.9 million due to a fall in TCE rates partially offset by an increase in trading days. This decrease was offset by a fall in operating costs of $1.1 million, which was primarily attributable to a decrease in dry docking costs - three vessels dry docked in the third quarter compared with one vessel in the fourth quarter.

Cash and cash equivalents decreased by $36.6 million in the fourth quarter. The main cash movements were the payment of $65.3 million in respect of the Company's newbuilding program, $46.2 million received from the sale the KSL Baltic and the repayment of debt of $11.4 million. In addition, $6.2 million was used in operations.

Fleet development

In November 2015, the Company took delivery of, and simultaneously sold (further to a prior agreement), the KSL Baltic and chartered the vessel in for a period of twelve months. The final installment of $33.4 million was paid upon delivery and sales proceeds of $46.2 million were received at the same time. There was no related debt.

Golden Ocean, 4th Quarter 2015

In January 2016, the Company took delivery of Golden Barnet, Golden Bexley, Golden Scape and Golden Swift, two Capesize and two Newcastlemax dry bulk newbuildings. Final installments of $112.6 million, in aggregate, were paid and $117.2 million was drawn down in debt.

In February 2016, the Company took delivery of, and simultaneously sold (further to a prior agreement), the KSL Caribbean and chartered the vessel in for a period of twelve months. The final installment of $33.4 million was paid upon delivery and sales proceeds of $46.2 million were received at the same time. There was no related debt.
In January 2016, the Company entered into a Capesize vessel revenue sharing agreement with Bocimar International NV, C Transport Holding Ltd. and Star Bulk Carriers Corp. Golden Ocean has agreed to include 21 Capesize dry bulk vessels in the revenue sharing agreement. These vessels had previously been operating in the spot market as part of Capesize Chartering Ltd's, or CCL's fleet. The revenue sharing agreement will initially apply to 65 modern Capesize vessels and will be managed from Golden Ocean's offices in Singapore and Bocimar's offices in Antwerp. Each vessel owner shall continue to be responsible for the operation and technical management of their respective vessels. Golden Ocean expects to achieve improved scheduling ability through the joint marketing opportunity that CCL represents for its Capesize vessels, with the overall aim of enhancing economic efficiencies.

Newbuilding program

In October 2015, the Company agreed the postponement of the delivery of three vessels from 2015 to February, March and April 2016.

In November 2015, the Company entered into an agreement with New Times Shipbuilding Co. Ltd. in China to convert two Capesize newbuildings, with expected delivery in the first quarter of 2017, to Suezmax newbuilding contracts, and on November 23, 2015 agreed to sell these newbuilding contracts to Frontline Ltd subject to documentation. The transaction with Frontline Ltd. was completed on December 31, 2015 and reduced the Company's newbuilding commitments by $95.0 million (including sales proceeds of $1.9 million, which were received in January 2016).

As of December 31, 2015, the Company had 18 vessels under construction, of which two have been sold and will be delivered to the new owners on delivery from the yard in 2016. The Company will receive net sales proceeds of $46.2 million per vessel at time of delivery. The Company's outstanding commitments for its 18 remaining newbuildings amount to $569.8 million with expected payments of $502.6 million in 2016 and $67.2 million in 2017 for expected delivery of 16 vessels in 2016 and two vessels in 2017.

Corporate

In December 2015, the lenders of the $425.0 million term loan facility agreed to certain amendments to the loan - the minimum loan to value requirement at time of drawdown was increased from 55% to 70%, the repayment profile was reduced from twenty to sixteen years and the margin above LIBOR on the loan was increased from 2.00% to 2.20%.

In January 2016, the Company prepaid $4.2 million, in aggregate, on two loan facilities in order to comply with year end minimum value covenant requirements. We were in compliance with the requirements of all other loan agreements at December 31, 2015.

In February 2016, the Company agreed with its lenders to amend certain of the terms in its senior, secured loan agreements. For the period from April 1, 2016 to September 30, 2018 there will be no repayments, the minimum value covenant is set at 100% and the market adjusted equity ratio is waived. The Company has also agreed that for the nine remaining newbuilding contracts where the Company has financing in the $425.0 million term loan facility, there will be a fixed drawdown of $25.0 million per vessel subject to compliance with the minimum value covenant of 100%. A cash sweep mechanism will be put in place whereby the Company will pay down on the deferred repayment amount should the cash position of the Company improve. The principal margins on the loans are unchanged and in average 2.3%, however the Company will pay a slightly increased margin of 4.25% for the at any given time deferred amount under the loan facilities. The agreement with the lenders is subject to the Company raising $200 million in equity. Prior to any equity contribution from the Company's shareholders, an amendment to the minimum value covenant and a waiver of the market adjusted equity ratio have been agreed from now to, but not including, June 30, 2016.

Golden Ocean, 4th Quarter 2015

The Board has decided not to declare a dividend for the fourth quarter of 2015.

172,675,637 ordinary shares were outstanding as of December 31, 2015, and the weighted average number of shares outstanding for the fourth quarter was 172,675,637.

The Dry Bulk Market

Historically, earnings for dry bulk vessels have been better in the fourth quarter than the rest of the year. This is normally due a combination of restocking during this period and lower newbuilding deliveries, which in most cases supports a seasonal upturn. This was not the case for 2015. Following the short-lived spike in earnings early in the third quarter of 2015, owners of dry bulk vessels remained hopeful that the end of the year would provide some improvement in earnings. But any sign of optimism evaporated during the quarter and the grim reality started to make an impact on the overall psychology of the dry bulk market. The market fundamentals and market outlook reduced liquidity in the longer term time charter market, which in turn put pressure on asset values, which have dropped to historic low levels.

According to the Baltic Exchange, average earnings for the Supramax segment were $5,779 per day compared to $8,801 per day the previous quarter and $9,783 in the same quarter in 2014. Panamax vessels earned on average $4,521 per day during the fourth quarter against $7,662 per day the previous quarter and $8,310 per day in the same quarter last year. Capesize vessels earned on average $7,054 per day against $11,569 per day during the third quarter and $14,355 per day in the same quarter last year.  Average earnings for 2015 were $6,997 per day for a Capesize against $13,800 per day in 2014, for a Panamax $5,560 against $7,718, and for a Supramax $6,966 against $7,718, respectively.

By the end of the year, net fleet growth for 2015 was 18.9 million dwt based on deliveries of 48.6 million dwt and removals of 29.7 million dwt. This corresponds to a net fleet growth of 2 percent, which is low in a historic perspective. Due to zero demand growth, negligible fleet growth is still stirring up an already week market balance. Looking at the Capesize segment on a stand alone basis, the number of vessels delivered from shipyards during 2015 was similar to the number of vessels heading for the scrap yards. For several years, the discrepancy between the official order book and what is actually being delivered has been debated: Slippage continues to increase and in the present market environment owners are doing their utmost to delay or convert into other vessel types, but as the construction of the vessels progresses the latter option has a rather limited potential. With the current asset valuations, owners will even consider cancelling contracts and forego instalments paid. Interestingly enough "only" 49 standard Capesize vessels (170,000-200,000 dwt) were actually delivered during 2015 compared to the official delivery schedule of 88 units, clearly demonstrating the significant slippage that is occurring.

Apart from 2009, demand growth in 2015 is the lowest witnessed in decades, but in 2009 the underlying fleet utilization was considerably higher. During 2015, coal for energy (thermal coal) had the worst effect on dry bulk transportation, and volumes were down by 70 million mt compared to the previous year, with total volumes transported at 925 million mt for the year. Most other commodities carried by bulk carriers witnessed very modest to decent growth. The other large commodity, iron ore, ended up at 1,369 billion mt for the year, representing an increase of 2 percent from 2014. Of this, 953 million mt of iron ore was imported to China in 2015, where 84 per-cent was sourced from Australia or Brazil according to official data. This is up from 77 percent in 2014 and only 64 percent in 2011. This demonstrates that marginal producers have been forced to close down production due to lower iron ore prices and the same has been the case for domestic iron ore producers in China. Transportation of agriproducts was up by almost 5 per-cent and ended at 442 million mt for the year.

Following a modest decline in asset prices during third quarter, we witnessed a more distinct drop during the last quarter of 2015. According to Sale and Purchase brokers, the value of a modern Capesize (resale) dropped by about 35 per-cent last year and was valued at around $40 million by the end of the year. A fairly similar pattern was the case modern Panamax vessels, while Supramax vessel values were holding better up at that point of time.

Golden Ocean, 4th Quarter 2015

Outlook

The current oversupply of dry bulk vessels is not sustainable for owners and will have a strong impact on supply over time if the physical market delivers in accordance with the prevailing FFA market. But significant increases in scrapping and non-deliveries could lead to a negative fleet growth within the next two years. The current scrapping run rate for the dry bulk fleet is at all time high with ~60m dwt p.a. and 21 Capesize vessels have been scrapped so far in 2016.

Most analysts have a bleak demand outlook for 2016, which supports the supply case as described above. But even with zero steel production growth in China it is expected that iron ore imports to the country will increase due to substitution of low quality domestic iron ore.

The biggest disappointment in transportation demand over the last two years has been from the thermal coal sector. It is worth mentioning that China produced about 3.5 billion mt of coal in 2015. About 1,000 coal mines ceased operation last year and it is expected that a similar number of mines will be closed within the next two years. The Chinese Energy Bureau does not foresee a major shift in the energy mix for the coming three years. With a modest increase in the overall energy consumption, it is expected that coal consumption will remain more or less unchanged. Coal will remain the biggest uncertainty when it comes to dry bulk demand. One percent reduction in domestic production substituted by import is equivalent to increased imports of 35 million mt.

Agreement on amended financing terms

Over the last 12 months, Golden Ocean has taken several measures to preserve its liquidity position, including postponement of newbuilding deliveries, sale of vessels, sale of newbuildings and sale and leaseback agreements. In light of the continued weak freight markets, the Company has been exploring additional measures to further preserve and improve its liquidity position to better position the Company through the current market cycle.

The Company is, therefore announcing further proactive measures to strengthen its balance sheet, including amendment of all debt facilities, positive discussions with yards about further postponements of newbuilding deliveries, and a new equity issue. The refinancing would create a comfortable liquidity position while preserving an attractive and leveraged exposure to the dry bulk market. The agreement with the banks is conditional upon the company raising USD 200 million in new equity.

The agreement with the Company's lenders clearly demonstrates the strong support the Company has from its bank relationships. This, together with the support from the main shareholder, who have indicated support for subscribing at least to its pro rata share in the private placement, puts the Company in a strong position to manage the current down turn in the dry bulk market.

Forward Looking Statements
Matters discussed in this report may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Golden Ocean, 4th Quarter 2015

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
February 18, 2016

Questions should be directed to:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 41

Birgitte Ringstad Vartdal: CFO, Golden Ocean Management AS
+47 22 01 73 53

Golden Ocean, 4th Quarter 2015

Preliminary Year End Financial Information

Fourth Quarter 2015

Index

Consolidated Income Statement

Consolidated Balance Sheet

Consolidated Cash Flow Statement

Consolidated Statement of Changes in Equity

Notes to Preliminary Year End Financial Information

Golden Ocean, 4th Quarter 2015

GOLDEN OCEAN GROUP LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

2014 Oct-Dec	2015 Oct-Dec	INCOME STATEMENT (in thousands of $)	2015 Jan-Dec	2014 Jan-Dec

36,681	56,524	Operating revenues	189,632	96,715

-	(8,492)	Loss on sale of newbuildings and amortization of deferred gain	(10,788)	-

		Operating expenses
15,456	22,768	Voyage expenses	81,728	33,955
5,721	25,495	Ship operating expenses	83,022	18,676
-	12,575	Charter hire expense	30,719	-
2,025	3,426	Administrative expenses	12,469	5,037
-	4,525	Vessel impairment loss	152,597	-
-	4,729	Provision for uncollectible receivables	4,729	-
7,595	13,769	Depreciation	52,728	19,561
30,797	87,287	Total operating expenses	417,992	77,229
5,884	(39,255)	Net operating (loss) income	(239,148)	19,486
		Other income (expenses)
16	301	Interest income	849	29
(502)	(6,028)	Interest expense	(28,270)	(2,525)
-	(23,323)	Impairment loss on securities	(23,323)	-
(236)	(774)	Other financial items	(9,634)	(737)
-	-	Bargain purchase gain arising on consolidation	78,876	-
(722)	(29,824)	Total other income (expenses)	18,498	(3,233)
-	(189)	Tax	(189)	-
5,162	(69,268)	Net (loss) income from continuing operations	(220,839)	16,253
-	-	Net loss from discontinued operations	-	(258)
5,162	(69,268)	Net (loss) income	(220,839)	15,995

0.06	(0.40)	Basic (loss) earnings per share from continuing operations ($)	(1.46)	0.31
-	-	Basic loss per share from discontinued operations ($)	-	-
0.06	(0.40)	Basic (loss) earnings per share ($)	(1.46)	0.30

Golden Ocean, 4th Quarter 2015

GOLDEN OCEAN GROUP LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2015 Dec 31	2014 Dec 31

ASSETS
Short term
Cash and cash equivalents	102,617	42,221
Restricted cash	351	-
Other current assets	100,692	22,058
Long term
Restricted cash	48,521	18,923
Vessels, net	1,488,205	852,665
Vessels under capital lease, net	8,354	-
Newbuildings	338,614	323,340
Other long term assets	91,313	3,533
Total assets	2,178,667	1,262,740
LIABILITIES AND EQUITY
Short term
Current portion of long-term debt and obligations under capital lease	70,290	19,812
Other current liabilities	43,905	14,967
Long term
Long-term debt and obligations under capital lease	897,283	343,688
Other long term liabilities	8,540	-

Equity	1,158,649	884,273
Total liabilities and equity	2,178,667	1,262,740

Golden Ocean, 4th Quarter 2015

GOLDEN OCEAN GROUP LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

2014 Oct-Dec	2015 Oct-Dec	STATEMENT OF CASHFLOWS (in thousands of $)	2015 Jan-Dec	2014 Jan-Dec

		OPERATING ACTIVITIES
5,162	(69,268)	Net (loss) income	(220,839)	15,995
		Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities;
7,815	13,973	Depreciation and amortization of deferred charges	54,290	20,246
-	4,525	Impairment loss on vessels	152,597	-
-	23,323	Impairment loss on securities	23,323	-
-	8,492	Loss on sale of newbuildings and amortization of deferred gain	10,788	-
-	-	Bargain purchase gain arising on consolidation	(78,876)	-
-	(144)	Results from associated companies	433	-
(366)	48	Restricted stock unit expense	(10)	249
-	13,189	Other	43,434	-
(10,238)	(299)	Change in operating assets and liabilities	33	(11,626)
2,373	(6,161)	Net cash (used in) provided by operating activities	(14,827)	24,864
		INVESTING ACTIVITIES
(3,923)	1,888	Change in restricted cash	4,052	(3,923)
(106,905)	(65,339)	Additions to newbuildings and fixed assets	(519,013)	(357,403)
-	-	Purchase of vessel	-	(24,085)
-	46,215	Proceeds from the sale of assets	381,723	-
-	-	Refund of newbuilding installments	40,148	-
-	-	Dividends received from associated companies	88	-
-	-	Purchase of investments	(32,159)	-
-	-	Cash acquired on purchase of SPCs	108,645	68,560
-	-	Cash acquired upon merger with the Former Golden Ocean	129,084	-
(110,828)	(17,236)	Net cash provided by (used in) investing activities	112,568	(316,851)
		FINANCING ACTIVITIES
(1,500)	(11,446)	Repayment of long-term debt	(244,338)	(1,500)
60,000	-	Proceeds from long term debt	215,975	270,000
-	-	Debt fees paid	(3,825)	(3,555)
-	(1,725)	Repayment of capital leases	(5,157)	-
(4,006)	-	Distributions to shareholders	-	(28,987)
54,494	(13,171)	Net cash (used in) provided by financing activities	(37,345)	235,958

(53,961)	(36,568)	Net change in cash and cash equivalents	60,396	(56,029)
96,182	139,185	Cash and cash equivalents at start of period	42,221	98,250
42,221	102,617	Cash and cash equivalents at end of period	102,617	42,221

Golden Ocean, 4th Quarter 2015

GOLDEN OCEAN GROUP LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $, except number of shares)	2015 Jan-Dec	2014 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	80,121,550	30,472,061
Shares issued	92,554,087	49,649,489
Balance at end of period	172,675,637	80,121,550

SHARE CAPITAL
Balance at beginning of period	801	305
Shares issued	926	496
Balance at end of period	1,727	801

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	772,863	183,535
Shares issued	433,526	589,557
Value of vested options in Former Golden Ocean	926	-
Stock option expense	41	-
Restricted stock unit expense	92	(229)
Transfer to contributed capital surplus	(1,207,448)	-
Balance at end of period	-	772,863

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	111,614	131,520
Contribution from shareholder	59,746	-
Distributions to shareholders	-	(19,906)
Value of vested options in Former Golden Ocean	60	-
Restricted stock unit expense	(102)	-
Transfer from additional paid in capital	1,207,448	-
Balance at end of period	1,378,766	111,614

RETAINED DEFICIT
Balance at beginning of period	(1,005)	(7,919)
Distributions to shareholders	-	(9,081)
Net (loss) income	(220,839)	15,995
Balance at end of period	(221,844)	(1,005)
Total Equity	1,158,649	884,273

Golden Ocean, 4th Quarter 2015

GOLDEN OCEAN GROUP LIMITED
FOURTH QUARTER REPORT (UNAUDITED)
NOTES

1.  GENERAL

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda based shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market and the Oslo Stock Exchange.

2.  ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2014.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2014.

3.  DESCRIPTION OF THE MERGER

The Company and the Former Golden Ocean entered into a merger agreement pursuant to which the two companies agreed to merge, with the Company as the surviving legal entity. The Company was renamed Golden Ocean Group Limited upon completion of the merger on March 31, 2015. Shareholders in the Former Golden Ocean at the time the merger was completed received shares in the Company as merger consideration. One share in the Former Golden Ocean gave the right to receive 0.13749 shares in the Company, and the Company issued 61.4 million shares (net) to shareholders in the Former Golden Ocean. The merger valued the entire issued share capital of the Former Golden Ocean at $307.2 million at a closing share price of $5.00 on March 31, 2015. Upon the effectiveness of the merger, the convertible bond that was issued by the Former Golden Ocean in January 2014 was converted into a convertible bond of the Company pursuant to the terms of the bond agreement and stock options issued by the Former Golden Ocean were converted into stock options of the Company pursuant to the merger agreement.

4.  ACCOUNTING FOR THE MERGER

The condensed consolidated financial statements have been prepared using the acquisition method of accounting and are based on the historical financial information of Knightsbridge and the Former Golden Ocean. The acquisition method of accounting, based on ASC 805, uses the fair value concepts defined in ASC 820, "Fair Value Measurement" ("ASC 820"). Under ASC 805, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value and the fair value of the Former Golden Ocean's identifiable tangible and intangible assets acquired and liabilities assumed are based on management's estimate of fair value as of March 31, 2015. Occasionally, an acquirer will make a bargain purchase, which is a business combination in which the consideration amount is less than the aggregate fair value of the assets acquired and the liabilities assumed. Before recognizing a gain on a bargain purchase, the acquirer shall reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed and shall recognize any additional assets or liabilities that are identified in that review. If that shortfall remains, the acquirer shall recognize the resulting gain in earnings on the acquisition date. The gain shall be attributed to the acquirer. Management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions.

Golden Ocean, 4th Quarter 2015

The combination of the Company and the Former Golden Ocean will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification 805, "Business Combinations" ("ASC 805"), with the Company selected as the accounting acquirer under this guidance. The factors that were considered in determining that the Company should be treated as the accounting acquirer in the merger transaction were the relative voting rights in the combined company, the composition of the board of directors in the combined company, the relative sizes of the Company and the Former Golden Ocean, the composition of senior management of the combined company and the name of the combined company. Management believes that the relative voting rights in the combined company and the composition of the board of directors in the combined company were the most significant factors in determining the Company as the accounting acquirer.

The valuation of consideration transferred is based on the number of common shares issued by the Company and the closing share price of $5.00 on March 31, 2015, the completion date of the merger.

The following represents the purchase price calculation (in thousands):
(number of shares in thousands)
Former Golden Ocean outstanding shares	447,314
Exchange Ratio	0.13749
Shares issued to the Former Golden Ocean shareholders	61,444
Closing price per share on March 31, 2015	$5.00
Value of shares issued to the Former Golden Ocean shareholders	$307,220
Value of vested options in Former Golden Ocean	926
Total purchase price consideration	$308,146

The following represents the calculation of the bargain purchase gain and the allocation of the total purchase price based on management's valuation (in thousands):

Total purchase price consideration	$308,146
Fair value of net assets acquired and liabilities assumed	387,022
Bargain purchase gain	$(78,876)

Current assets	248,599
Vessels, net	632,997
Vessels held under capital lease	14,029
Newbuildings	12,030
Investments in associated companies	11,345
Available for sale financial assets	5,785
Other long term assets	129,146
Current liabilities	(77,189)
Non-current liabilities	(589,720)
Fair value of net assets acquired and liabilities assumed	387,022

The fair value of the Former Golden Ocean's identifiable tangible and intangible assets acquired and liabilities assumed are based on management's estimate of fair value and this is in excess of the consideration amount. Management has reassessed whether it has correctly identified all of the assets acquired and all of the liabilities assumed and this excess remains. Consequently, the Company recognized a bargain purchase gain of $78.9 million in the income statement in the year ended December 31, 2015.

5.  AMORTIZATION OF LONG TERM TIME CHARTER CONTRACTS

Operating revenues in the year ended December 31, 2015 have been reduced by $23.7 million as a result of the amortization of favourable time charter-out contracts, which were acquired as a result of the merger of Knightsbridge and the Former Golden Ocean on March 31, 2015 and were valued at $127.1 million. Charter hire expense in the same period has been reduced by $1.4 million as a result of the amortization of unfavourable time charter-in contracts, which were acquired as a result of the merger and were valued at $7.6 million. The net effect was a $22.3 million reduction in net income in the year ended December 31, 2015.

Golden Ocean, 4th Quarter 2015

6.  IMPAIRMENT LOSS
The Company has recorded a vessel impairment loss of $4.5 million in the fourth quarter. This loss relates to the Golden Lyderhorn, which is a vessel held under capital lease.
The Company has recorded a vessel impairment loss of $7.1 million in the third quarter. This loss relates to three of the four Capesize newbuildings, which the Company agreed to sell to in April 2015. The Company completed the sale of one of these newbuildings in August and recorded a loss on disposal of $2.3 million.

The Company has recorded a vessel impairment loss of $141.0 million in the first quarter. This loss relates to five vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang), which the Company agreed in April 2015 to sell to, and lease back, from Ship Finance.

Impairment losses are taken when events or changes in circumstances occur that cause the Company to believe that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

7.  VESSELS

In January 2015, the Company took delivery of KSL Sakura, KSL Seville, KSL Seoul and Golden Kathrine. These are four of the newbuilding vessels that were purchased from Frontline 2012 in September 2014. Final installments of $153.0 million, in aggregate, were paid at this time and four tranches of $30.0 million each, or $120.0 million in aggregate, were drawn down from the $420.0 million term loan facility.

In March 2015, the Company took delivery of the Capesize dry bulk newbuilding, KSL Stockholm, which was purchased from Frontline 2012 in September 2014. The final installment of $36.4 million was paid at this time and $28.6 million was drawn down from the $420.0 million term loan facility.

In May 2015, the Company took delivery of the Supramax dry bulk newbuilding, Golden Taurus. The final installment of $18.6 million was paid at this time and $13.75 million was drawn down from the $284.0 million term loan facility.

In June 2015, the Company took delivery of the Capesize newbuilding, Golden Aso. The final installment of $41.1 million was paid at this time and $26.4 million was drawn down from the $420.0 million term loan facility in July 2015.

In August 2015, the Company took delivery from the yard of the Capesize newbuilding, KSL Atlantic, and immediately sold the vessel to its new owners. The final installment of $33.5 million was paid upon delivery and sales proceeds of $46.8 million were received at the same time.

In September 2015, the Company took delivery of the Capesize newbuilding, Golden Finsbury. The final installment of $41.0 million was paid at delivery and $27.2 million was drawn down from the $425.0 million term loan facility.

In November 2015, the Company took delivery from the yard of the Capesize newbuilding, KSL Baltic, and immediately sold the vessel to its new owners. The final installment of $33.4 million was paid upon delivery and sales proceeds of $46.2 million were received at the same time.

Golden Ocean, 4th Quarter 2015

8.  NEWBUILDINGS

In March 2015, the Company purchased 12 SPCs, each owning a fuel efficient Capesize dry bulk newbuilding, from Frontline 2012. The consideration for the 12 SPCs was settled by the issuance of 31.0 million shares and the assumption of newbuilding commitments of $404.0 million in respect of these newbuilding contracts, net of a cash payment from Frontline 2012 of $108.6 million. No other working capital balances were acquired. This purchase has been accounted for a 'common control' transaction and the 12 SPCs have been recorded at Frontline 2012's historical carrying value and a contribution from shareholder of $59.7 million has been recorded in Contributed capital surplus.

In November 2015, the Company entered into an agreement with New Times Shipbuilding Co. Ltd. in China to convert two Capesize newbuildings, with expected delivery in the first quarter of 2017, to Suezmax newbuilding contracts, and on November 23, 2015 agreed to sell these newbuilding contracts to Frontline Ltd subject to documentation. The transaction with Frontline Ltd. was completed on December 31, 2015 and reduced the Company's newbuilding commitments by $95.0 million (including sales proceeds of $1.9 million, which were received in January 2016).

See Note 7 above for details of Newbuildings delivered and transferred to Vessels in the year ended December 31, 2015.

9.  DEBT

In February 2015, an agreement was signed between the Company (as guarantor), various SPCs, (as borrowers), a syndicate of banks and ABN AMRO Bank N.V. as agent for a senior secured post-delivery term loan facility of up to $425.0 million, depending on the market values of the vessels at the time of draw down, to partially finance 14 newbuilding vessels. The facility is divided into 12 tranches of $30.0 million and two tranches of $32.5 million. Each tranche is repayable in consecutive quarterly installments commencing three months after draw down with a twenty years profile and all amounts must be fully repaid by March 31, 2021, at the latest. The loan bears interest at LIBOR plus a margin of 2.00%. The loan agreement contains a cross default provision and financial covenants, including free cash of a certain amount, a requirement for positive working capital and a value adjusted equity to adjusted total assets ratio.

During the third quarter, the Company completed the sale and lease back transaction with Ship Finance for eight Capesize vessels and repaid bank debt of $188.9 million.

In December 2015, the lenders of the $425.0 million term loan facility agreed to certain amendments to the loan - the minimum loan to value requirement at time of draw down was increased from 55% to 70%, the repayment profile was reduced from twenty to sixteen years and the margin on the loan was increased from 2.0% to 2.2%.

10.  SHARE CAPITAL

In March 2015, the Company issued 110,128 common shares in settlement of the first, second and third tranches of the RSUs granted in January 2014, January 2013, December 2011, respectively.

In March 2015, the Company issued 31.0 million shares in connection with the purchase of 12 SPCs from Frontline 2012.

Prior to completion of the Merger, the Company had 111,231,678 common shares outstanding. Following completion of the Merger and the issuance of 61.5 million shares to the Former Golden Ocean shareholders, and pursuant to the merger agreement, the cancellation of 51,498 common shares (which were held by the Former Golden Ocean) and the cancellation of 4,543 common shares (which account for fractional shares that we will not be distributed to the Former Golden Ocean shareholders as merger consideration), the Company has 172,675,637 common shares outstanding at December 31, 2015 (December 31, 2014: 80,121,550).

Golden Ocean, 4th Quarter 2015

11.  COMMITMENTS AND CONTINGENCIES

As of December 31, 2015, the Company had 18 vessels under construction, of which two have been sold and will be delivered to the new owners on delivery from the yard in 2016. The Company will receive net sales proceeds of $46.2 million per vessel at time of delivery. The Company's outstanding commitments for its 18 remaining newbuildings amount to $569.8 million with expected payments of $502.6 million in 2016 and $67.2 million in 2017 for expected delivery of 16 vessels in 2016 and two vessels in 2017.

12.  SUBSEQUENT EVENTS

In January 2016, the Company took delivery of Golden Barnet, Golden Bexley, Golden Scape and Golden Swift, two Capesize and two Newcastlemax dry bulk newbuildings. Final installments of $112.6 million, in aggregate, were paid and $117.2 million was drawn down in debt.

In February 2016, the Company took delivery of, and simultaneously sold (further to a prior agreement), the KSL Caribbean and chartered the vessel in for a period of twelve months. The final installment of $33.4 million was paid upon delivery and sales proceeds of $46.2 million were received at the same time. There was no related debt.

In January 2016, the Company prepaid $4.2 million, in aggregate, on two loan facilities in order to comply with year end minimum value covenant requirements. All other agreements were in compliance with this and other covenants at December 31, 2015.

In February 2016, the Company agreed with its lenders to amend certain of the terms in its senior, secured loan agreements. For the period from April 1, 2016 to September 30, 2018 there will be no repayments, the minimum value covenant is set at 100% and the market adjusted equity ratio is waived. The Company has also agreed that for the nine remaining newbuilding contracts where the Company has financing in the $425.0 million term loan facility, there will be a fixed drawdown of $25.0 million per vessel subject to compliance with the minimum value covenant of 100%. A cash sweep mechanism will be put in place whereby the Company will pay down on the deferred repayment amount should the cash position of the Company improve. The principal margins on the loans are unchanged and in average 2.3%, however the Company will pay a slightly increased margin of 4.25% for the at any given time deferred amount under the loan facilities. The agreement with the lenders is subject to the Company raising $200 million in equity. Prior to any equity contribution from the Company's shareholders, an amendment to the minimum value covenant and a waiver of the market adjusted equity ratio have been agreed from now to, but not including, June 30, 2016.

Golden Ocean, 4th Quarter 2015